                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                  FORM 11-K

               Annual Report Pursuant to Section 15(d) of the
                       Securities Exchange Act of 1934

(Mark One)

/x/ Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (Fee Required)

   For the fiscal year ended   December 31, 1995
                               -----------------

                                     OR

/ / Transition report pursuant to Section 15(d) of the Securities Exchange
   Act of 1934 (No Fee Required)

      For the transition period from       to
                                     ------    ------
                        Commission file number   1-35
                                                 ----

      A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                       GE Savings and Security Program
                       -------------------------------

      B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                          General Electric Company
                          ------------------------
             3135 Easton Turnpike, Fairfield, Connecticut 06431
             --------------------------------------------------

                            Required Information

A.    Financial Statements and Schedules:

Independent Auditors' Report                                       3-4

Statements of Net Assets Available for Plan
   Benefits as of December 31, 1995 and 1994                        5

Statements of Changes in Net Assets Available for
   Plan Benefits for the Years Ended December 31,
   1995 and 1994                                                    6

Notes to Financial Statements                                      7-23

Schedule I Item 27a - Schedule of Assets
   Held for Investment Purposes as of
   December 31, 1995                                              24-37

B.    Exhibits

      (23) Consent of Independent Auditors

      (99) GE S&S Program Mutual Funds 1995 Annual Report

                                 SIGNATURES

      The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                      GE Savings and Security Program
                                 --------------------------------------
                                             (Name of Plan)



Date  June 28, 1996              P. D. Ameen
      -------------              --------------------------------------
                                 Vice President and Comptroller

                        GE SAVINGS AND SECURITY PROGRAM

                 Financial Statements and Supplemental Schedule

                           December 31, 1995 and 1994

                   (With Independent Auditors' Report Thereon)

                         GE SAVINGS AND SECURITY PROGRAM

                           December 31, 1995 and 1994

                                Table of Contents


                                                                   Page
                                                                   Number(s)
                                                                   ---------

Financial Statements and Supplemental Schedule

    Independent Auditors' Report                                      3-4

    Statements of Net Assets Available for Plan
       Benefits as of December 31, 1995 and 1994                       5

    Statements of Changes in Net Assets Available for
       Plan Benefits for the Years Ended December 31,
       1995 and 1994                                                   6

    Notes to Financial Statements                                    7-23

    Schedule I Item 27a - Schedule of Assets
       Held for Investment Purposes as of
       December 31, 1995                                             24-37

                          INDEPENDENT AUDITORS' REPORT


General Electric Company, as administrator
    GE Savings and Security Program:


We have audited the accompanying statements of net assets available for plan benefits of GE Savings and Security Program (the "Plan") as of December 31, 1995 and 1994, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 1995 and 1994, and the changes in net assets available for plan benefits for the years then ended, in conformity with generally accepted accounting principles.

General Electric Company, as administrator
    GE Savings and Security Program

Page 2




Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information included in
Schedule I is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The Fund Information in note 7 to the financial statements is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedule and Fund Information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements, taken as a whole.






March 31, 1996

                         GE SAVINGS AND SECURITY PROGRAM

              Statements of Net Assets Available for Plan Benefits

                           December 31, 1995 and 1994

                                 (in thousands)

    Assets                                               1995              1994
    ------                                               ----              ----

Investments at fair value (Cost:
    $8,251,764 and $7,690,498, respectively)
    (note 3):
       General Electric Company common
          stock (note 6)                              $ 5,898,864    $ 4,218,035
       Registered investment companies:
          S&S Long Term Interest Fund                   2,235,430      1,983,952
          S&S Program Mutual Fund                       1,225,729        880,762
       U.S. government and agency debt
          obligations                                     750,090        629,556
       Corporate bonds and notes                          457,964        447,663
       U.S. Savings Bonds (Series E & EE)                 266,983        293,510
       Short term money market instruments                423,288        426,001
       Guaranteed investment contracts                       --           74,341
       Loans secured by mortgages                          74,215           --
                                                      -----------    -----------
              Total investments                        11,332,563      8,953,820


Loans to participants (note 4)                            345,925        288,411
Accrued dividends and interest                             49,980         43,884
Due from brokers                                              391         73,314
Other assets                                               15,773          4,782
                                                      -----------    -----------

              Total assets                             11,744,632      9,364,211
                                                      -----------    -----------
    Liabilities
    -----------

Liability for collateral deposits (note 3)                185,772        114,237
Due to brokers                                               --          140,933
Other liabilities                                           9,385          3,409
                                                      -----------    -----------

              Total liabilities                           195,157        258,579
                                                      -----------    -----------
Net assets available for plan benefits
(note 7)                                              $11,549,475    $ 9,105,632
                                                      ===========    ===========






See accompanying notes to financial statements.

                         GE SAVINGS AND SECURITY PROGRAM

         Statements of Changes in Net Assets Available for Plan Benefits

                     Years Ended December 31, 1995 and 1994

                                 (in thousands)

                                                          1995             1994
                                                          ----             ----

Additions to net assets attributed to:
    Investment income:
       Interest and dividend income:
          General Electric Company common
              stock (note 6)                       $    130,191    $    117,277
          Registered investment companies               281,159         226,049
          Interest                                       94,841          74,674
                                                   ------------    ------------
                                                        506,191         418,000

    Net realized and unrealized appreciation
       (depreciation) in value of investments
       (note 6)                                       2,177,950        (402,131)
                                                   ------------    ------------

                                                      2,684,141          15,869
                                                   ------------    ------------

    Contributions and other additions:
       Employee contributions                           434,813         419,228
       Employer contributions                           168,213         169,316
       Interest on loans to participants                 23,360          22,696
                                                   ------------    ------------
                                                        626,386         611,240
                                                   ------------    ------------

              Total additions                         3,310,527         627,109

    Deductions from net assets attributed to:
       Participant withdrawals                         (866,684)       (742,171)
                                                   ------------    ------------
              Net increase (decrease)                 2,443,843        (115,062)

Net assets available for plan benefits (note 7):
       Beginning of year                              9,105,632       9,220,694
                                                   ------------    ------------

       End of year                                 $ 11,549,475    $  9,105,632
                                                   ============    ============





See accompanying notes to financial statements.

                         GE SAVINGS AND SECURITY PROGRAM

                          Notes to Financial Statements

                           December 31, 1995 and 1994



(1)    Description of the Plan
       -----------------------

       GE Savings and Security Program (the "Plan") is a defined contribution plan sponsored by General Electric Company and its participating affiliates (the "Company"). The Plan is subject to applicable provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). The Trustees of the Plan are officers of General Electric Investment Company
       (GEIC), a wholly owned subsidiary of General Electric Company. State Street Bank and Trust Company is the primary custodian for Plan assets.

       The following description of the Plan is provided for general information purposes only. The complete terms of the Plan are provided in the GE Savings and Security Program document (the "Plan Document"). Benefits, vesting provisions and effects of plan termination are included in plan handbooks and other material distributed to participants as required.

       Employee Contributions and Investment Funds
       -------------------------------------------

       Eligible employees of the Company may participate in the Plan by investing a portion of their earnings (generally up to 7% with Company partial matching and an additional 10% without any Company matching) in one or more of the following funds or investments through a trust established to administer the investment of program funds:

       (a) General Electric Company common stock (the "GE Stock Fund" or "GE common stock").

       (b) S&S Long Term Interest Fund (the "LT Fund") -- consists of investments in long term bonds and short-term notes through a registered investment company.

       (c) S&S Program Mutual Fund (the "Mutual Fund") -- consists primarily of investments in common stock through a registered investment company.

                         GE SAVINGS AND SECURITY PROGRAM

                          Notes to Financial Statements





       (d) S&S Short Term Interest Fund (the "ST Fund") -- consists primarily of investments in securities of the U.S. Government and its agencies and corporate bonds.

       (e) S&S Money Market Fund (the "MM Fund") -- consists of investments in short term money market instruments.

       (f) United States Savings Bonds ("U.S. Bond Fund") -- consists of individual participants' investments in U.S. Savings Bonds. Pending accumulation of sufficient individual funds, investments are made in short term money market instruments.

       The S&S Holding Period Interest Fund (the "HP Fund") was terminated effective January 1, 1995. All remaining assets were transferred to the S&S Long Term Interest Fund as of the effective date.

       Eligible employees may elect to apply either 0.5% or 1.0% of earnings to purchase life insurance. The benefit obligations of such purchased life insurance contracts rest with the insurer, Aetna Life Insurance Co. ("Aetna"). In accordance with the Plan documents, life insurance contracts are specifically allocated to the participants and not included in the Plan's assets or changes in plan assets. Payments to Aetna of contributions received from employees for life insurance contracts were $11,878,000 and $12,028,000 in 1995 and 1994, respectively. Total life insurance in force amounted to $4,744,578,000 and $4,962,472,000 at December 31, 1995 and 1994, respectively.


       Participants may elect up to twelve times a year to switch their investment in an investment fund (in increments of 10%) to another investment fund that is presently available to accept new funds.

                         GE SAVINGS AND SECURITY PROGRAM

                          Notes to Financial Statements





       The Internal Revenue Code sets out maximum limits on participant pre-tax contributions. The limit was $9,240 for both 1995 and 1994.

       Employer Contributions
       ----------------------

       The Plan generally provides for Company matching contributions of 50% of employees' contributions of up to 7% of their earnings which may be invested at the election of the participant in any one of the investment funds available to accept new contributions except for United States Savings Bonds and life insurance.

       Rollovers and Transfers from Other Qualified Plans
       --------------------------------------------------

       Subject to Company approval, participants may elect rollovers of amounts attributable to other plans in accordance with the Internal Revenue Code. For the years ended December 31, 1995 and 1994, transfers from other qualified plans accounted for $15,115,000 and $11,059,000, respectively, of total employee contributions included in the statements of changes in net assets available for plan benefits.

       Withdrawals
       -----------

       Subject to certain limitations prescribed by the Plan and Internal Revenue Code, participants may elect retirement or other termination withdrawals in either lump sum or partial payments and currently employed participants may make up to seven withdrawals per year from their participant accounts. Partial payments are limited to four per year and a minimum of $500 each.

                         GE SAVINGS AND SECURITY PROGRAM

                          Notes to Financial Statements





       Loans to Participants
       ---------------------

       The Plan permits participants, under certain circumstances, to borrow at least $500 from their participant accounts. Subject to certain Internal Revenue Code and Plan limits, such loans cannot exceed 50% of the participant's available account value, as defined in the Plan Document (or, if less, $50,000 adjusted for prior loans). The interest rate applicable to participant loans is based on the monthly average of the composite yield on investment grade corporate bonds, as published by Moody's Investors Service, for the month that is two months before the month in which the loan is requested.

       Effective July 1, 1995, a participant may have no more than two outstanding loans from the Plan at any time and may not obtain more than one such loan during any calendar year. Prior to such date, a participant may have had no more than one outstanding loan from the Plan at any time.

       Loans are repaid with interest in equal payments over the term of the loan by payroll deductions, personal check or other such methods as may be required. Participants may repay the entire principal amount by check with written notice and without penalty beginning three months after the date of the loan.

       In the event of a loan default, as defined by the Internal Revenue Service, the Plan will report the amount of the loan principal and accrued interest as a withdrawal.

       Vesting
       -------

       Participants are fully vested in their employee and employer contributions.

                         GE SAVINGS AND SECURITY PROGRAM

                          Notes to Financial Statements





       Plan Termination
       ----------------

       Although the Company has not expressed any intent to do so, it has the right under the Plan to discontinue its contributions, and to terminate the Plan subject to the provisions of ERISA. If the Plan is terminated, each participant's interest will be payable in full according to Plan provisions.

       Administrative Costs
       --------------------

       Direct administrative costs of the Plan are generally borne by the Company. Administrative costs include investment management, recordkeeping, and transaction processing fees.

(2)    Summary of Significant Accounting Policies
       ------------------------------------------

       (a)      Basis of Accounting
                -------------------

                The accompanying financial statements have been prepared on the accrual basis of accounting.


       (b)      Investments
                -----------

                Plan investments are stated at fair value. General Electric Company common stock is valued at the closing price on the New York Stock Exchange Composite Transactions. Investments in registered investment companies are valued at the Plan's pro rata share of the current fair value of the net assets of such companies. Long term U.S. government, agency and corporate debt, notes and bonds are valued at current quoted market prices. Guaranteed investment contracts are carried at contract value which approximates fair value. Short term money market instruments, U.S. government, agency and corporate notes are valued at cost which approximates fair value. U.S. Savings Bonds are valued at the current cash redemption value published by the U.S. Treasury Department.

                         GE SAVINGS AND SECURITY PROGRAM

                          Notes to Financial Statements





                Investment transactions are recorded on a trade date basis. Dividends on General Electric Company common stock are recorded as of the record date. Interest income is earned from settlement date and recognized on the accrual basis.

                The LT Fund may use various financial instruments, particularly foreign forward currency contracts, options, and futures, commonly referred to as derivatives, to manage its risk. The LT Fund does not engage in trading, market-making or other speculative activities in the derivatives markets. Established practices require that derivative financial instruments relate to specific asset, liability, or equity transactions or to currency exposures. More detailed information regarding these financial instruments, as well as the strategies and policies for their use, is contained in the audited financial statements of the LT Fund which is distributed annually to participants as appropriate.

       (c)      Management Estimates and Assumptions
                ------------------------------------

               The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts and related disclosures. Actual results could differ from those estimates.

       (d) Certain prior year amounts have been reclassified to conform to current year presentation.

                         GE SAVINGS AND SECURITY PROGRAM

                          Notes to Financial Statements





(3)    Investments
       -----------

       The Plan held the following individual investments, by fund, whose aggregate fair value equaled or exceeded 5% of the Plan's net assets at December 31, 1995 and 1994:

                                                                     Fair Value
                                                                    ------------

                                                                  (in thousands)
         1995
         ----

         GE common stock                81,928,670 shs.              $ 5,898,864
         S&S Long Term
            Interest Fund              192,875,745 shs.                2,235,430
         S&S Program
            Mutual Fund                 29,757,927 shs.                1,225,729
                                                                      ----------

                                                                     $ 9,360,023
                                                                       =========

         1994
         ----

         GE common stock                82,706,576 shs.              $ 4,218,035
         S&S Long Term
            Interest Fund              188,588,553 shs.                1,983,952
         S&S Program
            Mutual Fund                 26,220,947 shs.                  880,762
                                                                       ---------

                                                                     $ 7,082,749
                                                                       =========

       Audited financial statements of the LT Fund and the Mutual Fund are distributed annually to participants as appropriate.

                         GE SAVINGS AND SECURITY PROGRAM

                          Notes to Financial Statements





       The ST Fund, may, from time to time, lend securities to certain unrelated brokers. The ST Fund receives collateral in the form of cash or securities, which may be supplemented by letters of credit, in an amount generally in excess of the market value of securities loaned. The ST Fund monitors the market value of the securities loaned on a daily basis with additional collateral obtained or refunded as necessary. The value of loaned securities, primarily U.S. Treasury obligations, amounted to $186 million and $114 million at December 31, 1995 and 1994, respectively. The value of cash collateral invested in short term investments is reflected as a liability in the Plan's financial statements.

(4)    Loans to Participants
       ---------------------

       Outstanding loans to participants amounted to $345,925,000 and $288,411,000 at December 31, 1995 and 1994, respectively. The following table summarizes the changes in loans to participants.

                                                      Year Ended December 31
                                                      ----------------------

                                                         1995             1994
                                                         ----             ----
                                                           (in thousands)

Loans made                                          $ 195,502         $ 126,021
Interest paid by participants                          23,360            22,696
                                                    ---------         ---------
                                                      218,862           148,717
                                                    ---------         ---------
Less:  Loan payments
            - Reinvested                             (149,821)         (151,223)
            - Withdrawals                             (11,526)          (13,432)
                                                    ---------         ---------
                                                     (161,347)         (164,655)
                                                    ---------         ---------
Net increase (decrease)
      in loans to participants                      $  57,515         $ (15,938)
                                                    =========         =========

                         GE SAVINGS AND SECURITY PROGRAM

                          Notes to Financial Statements




(5)    Tax Status
       ----------

       The Internal Revenue Service has determined and informed the Company by a letter dated July 19, 1995, that the Plan is qualified and the trust established under the Plan is tax-exempt, under the appropriate sections of the Code.

       The portion of a participant's compensation contributed to the Plan as a pre-tax contribution, and the Company's matching contribution are not subject to Federal income tax when such contributions are credited to participant accounts, subject to certain limitations. These amounts and any investment earnings may be included in the participant's gross taxable income for the year in which such amounts are withdrawn from the Plan.

(6)    General Electric Company Common Stock
       --------------------------------------

       The Plan holds shares of General Electric Company common stock and recorded both dividend income and net realized gains (losses) on sale and appreciation (depreciation) in value on these securities. Such gains/appreciation (losses/depreciation) and were $1,725,435,000 and $(81,332,000) in 1995 and 1994, respectively.

(7) Fund Information - Net Assets Available for Plan Benefits and Changes In Net Assets Available for Plan Benefits
       ----------------------------------------------------

       The following pages summarize the net assets available for plan benefits and changes in net assets available for plan benefits for each investment fund or type of asset of the Plan as of and for the years ended December 31, 1995 and 1994.

                         GE SAVINGS AND SECURITY PROGRAM

                          Notes to Financial Statements

Net Assets Available for Plan Benefits

December 31, 1995 (in thousands
except participant unit value)


                                                 GE                 LT              Mutual              ST             MM
Assets                                       Stock Fund            Fund              Fund              Fund           Fund
- ------                                       ----------            ----              ----              ----           ----

Investments, at fair value                   $ 5,898,864        $ 2,235,430       $ 1,225,729       $ 1,035,855      $ 658,302
Accrued dividends and interest                    35,203                                                 12,565          2,186
Receivables for securities sold
    but not delivered                                -                  -                 -                 391            -
Other assets                                      15,576                296               416               413             50
                                               ---------          ---------         ---------         ---------        -------
         Total assets                          5,949,643          2,235,726         1,226,145         1,049,224        660,538
                                               ---------          ---------         ---------         ---------        -------

Liabilities
- -----------

Liability for collateral deposits                    -                  -                 -             185,772            -
Other liabilities                                    -                  -                 -               1,654          7,731
                                               ---------          ---------         ---------         ---------        -------
         Total liabilities                           -                  -                 -             187,426          7,731
                                               ---------          ---------         ---------         ---------        -------

Net assets available for plan benefits       $ 5,949,643        $ 2,235,726       $ 1,226,145       $   861,798      $ 652,807
                                               =========          =========         =========         =========        =======

Participant units outstanding                     82,145            192,901            29,768            83,346         65,280

Participant unit value                       $     72.00        $     11.59       $     41.19       $     10.34      $   10.00
                                                  ======              =====             =====             =====          =====



                         GE SAVINGS AND SECURITY PROGRAM
                          Notes to Financial Statements

Net Assets Available for Plan Benefits, Continued
December 31, 1995
(in thousands except participant unit value)

                                                                                                         Total
                                                                                       HP              Investment
Assets                                                        U.S. Bonds              Fund               Funds
- ------                                                        ----------              ----             ----------
Investments, at fair value                                      $ 275,448         $      -          $ 11,329,628
Accrued dividends and interest                                        -                  -                49,954
Receivables for securities sold
    but not delivered                                                 -                  -                   391
Other assets                                                          -                  -                16,751
                                                                  -------            -------          ----------
         Total assets                                             275,448                -            11,396,724
                                                                  -------            -------          ----------
Liabilities
- -----------
Liability for collateral deposits                                                                        185,772
Other liabilities                                                     -                  -                 9,385
                                                                  -------            -------          ----------
         Total liabilities                                            -                  -               195,157
                                                                  -------            -------          ----------

Net assets available for plan benefits                          $ 275,448          $     -          $ 11,201,567**
                                                                  =======            =======          ==========
Participant units outstanding                                      *                     -
Participant unit value                                          $  *                $    -
                                                                  =======             =======

     *Not applicable as values are determined by individual participants based upon the time at which investments are made.

**   Total for investment funds                                                                     $ 11,201,567
     Loans to participants                                                                               345,925
     Other program accounts                                                                                1,983
                                                                                                      ----------
     Net assets available for plan benefits                                                         $ 11,549,475
                                                                                                      ==========

                         GE SAVINGS AND SECURITY PROGRAM

                          Notes to Financial Statements

Net Assets Available for Plan Benefits
December 31, 1994
(in thousands except participant unit value)

                                               GE             LT            Mutual                  ST                    MM
Assets                                     Stock Fund        Fund            Fund                  Fund                  Fund
- ------                                     ----------        ----            ----                  ----                  ----
Investments, at fair value                 $ 4,218,035     $ 1,983,952      $ 880,762           $   982,692             $ 536,387
Accrued dividends and interest                  32,080             -              -                  10,666                 1,111
Receivables for securities sold
    but not delivered                              -               -              -                  73,314                   -
Other assets                                     5,340          (2,035)          (418)                 (416)               (1,800)
                                             ---------       ---------        -------             ---------               -------
         Total assets                        4,255,455       1,981,917        880,344             1,066,256               535,698
                                             ---------       ---------        -------             ---------               -------

Liabilities
- -----------

Liability for collateral deposits                  -               -              -                 114,237                   -
Payables for securities purchased
    but not received                               -               -              -                 140,933                   -
Other liabilities                                  -               -              -                   2,246                   -
                                             ---------       ---------        -------             ---------               -------
         Total liabilities                         -               -              -                 257,416                   -
                                             ---------       ---------        -------             ---------               -------

Net assets available for plan benefits     $ 4,255,455     $ 1,981,917      $ 880,344           $   808,840             $ 535,698
                                             =========       =========        =======             =========               =======

Participant units outstanding                   82,811         188,395         26,208                81,372                53,569

Participant unit value                    $     51.00     $     10.52      $   33.59               $  9.94                $ 10.00
                                                =====           =====          =====                 =====                  =====

                         GE SAVINGS AND SECURITY PROGRAM

                          Notes to Financial Statements

Net Assets Available for Plan Benefits, Continued
December 31, 1994
(in thousands except participant unit value)
                                                                                                        Total
                                                                                      HP              Investment
Assets                                                        U.S. Bonds             Fund                Funds
- ------                                                        ----------             ----                ----
Investments, at fair value                                      $ 302,926            $ 51,536        $ 8,956,290
Accrued dividends and interest                                        -                    17             43,874
Receivables for securities sold
    but not delivered                                                 -                   -               73,314
Other assets                                                          -                  (198)               473
                                                                  -------             -------          ---------
         Total assets                                             302,926              51,355          9,073,951
                                                                  -------             -------          ---------
Liabilities
- -----------
Liability for collateral deposits                                     -                   -              114,237
Payables for securities purchased
    but not received                                                  -                   -              140,933
Other liabilities                                                     -                   698              2,944
                                                                  -------             -------          ---------
         Total liabilities                                            -                   698            258,114
                                                                  -------             -------          ---------
Net assets available for plan benefits                          $ 302,926            $ 50,657        $ 8,815,837**
                                                                  =======             =======          =========
Participant units outstanding                                         *                 5,066
Participant unit value                                             $  *               $ 10.00
                                                                  =======             =======

* Not applicable as values are determined by individual participants based upon the time at which investments are made.

**   Total for investment funds                                                                      $ 8,815,837
     Loans to participants                                                                               288,411
     Other program accounts                                                                                1,384
                                                                                                       ---------
     Net assets available for benefits                                                               $ 9,105,632
                                                                                                       =========

                         GE SAVINGS AND SECURITY PROGRAM

                          Notes to Financial Statements

Changes in Net Assets Available for Plan Benefits
December 31, 1995 (in thousands)
                                                GE                 LT              Mutual               ST             MM
                                            Stock Fund            Fund              Fund               Fund          Fund
                                            ----------            ----              ----               ----          ----
Income on investments:
    Interest and dividends                  $   130,191       $    155,386       $    125,773       $   55,170      $   39,626
    Net realized and unrealized
       appreciation (depreciation)in
       value of investments                   1,725,197            207,125            198,119           32,912             -
                                              ---------          ---------          ---------         --------        --------
         Total investment income              1,855,388            362,511            323,892           88,082          39,626
                                              ---------          ---------          ---------         --------        --------
Contributions:
    Employee                                    220,632             52,236             67,002           56,933          16,538
    Employer                                    103,588             16,161             17,937           20,744           6,234
                                              ---------          ---------          ---------         --------        --------
         Total contributions                    324,220             68,397             84,939           77,677          22,772
                                              ---------          ---------          ---------         --------        --------

Withdrawals including transfers                (339,711)          (181,172)           (89,239)         (83,312)       (110,415)
Net loan transactions                            (5,608)           (18,177)            (6,557)         (10,342)         (1,403)
Interfund transfers                            (140,101)            22,250             32,766          (19,147)        166,529
                                              ---------          ---------          ---------         --------        --------
         Total deductions and other
            changes in net assets              (485,420)          (177,099)           (63,030)        (112,801)         54,711
                                              ---------          ---------          ---------         --------        --------

Net increase (decrease) in net assets
    available for plan benefits               1,694,188            253,809            345,801           52,958         117,109

Net assets available for plan benefits,
    Beginning of year                         4,255,455          1,981,917            880,344          808,840         535,698
                                              ---------          ---------          ---------         --------        --------
    End of year                             $ 5,949,643        $ 2,235,726        $ 1,226,145       $  861,798      $  652,807
                                              =========          =========          =========         ========        ========

                         GE SAVINGS AND SECURITY PROGRAM
                          Notes to Financial Statements



Changes in Net Assets Available for Plan Benefits, Continued
December 31, 1995 (in thousands)

                                                                                                                Total
                                                                                             HP              Investment
                                                                        U.S. Bonds          Fund                Fund
                                                                        ----------          ----              ---------
Income on investments:
    Interest and dividends                                               $     -           $     -            $    506,146
    Net realized and unrealized appreciation (depreciation)
       in value of investments                                              14,041               -               2,177,394
                                                                           -------           -------             ---------
       Total investment income                                              14,041               -               2,683,540
                                                                           -------           -------             ---------
Contributions:
    Employee                                                                21,472                -                434,813
    Employer                                                                 3,549                -                168,213
                                                                           -------           -------             ---------
       Total contributions                                                  25,021               -                 603,026
                                                                           -------           -------             ---------
Withdrawals including transfers                                            (51,307)              -                (855,156)
Net loan transactions                                                       (3,593)              -                 (45,680)
Interfund transfers                                                        (11,640)          (50,657)                  -
                                                                           -------           -------             ---------
       Total deductions and other changes in net assets                    (66,540)          (50,657)             (900,836)
                                                                           -------           -------             ---------
Net increase (decrease) in net assets available for plan benefits          (27,478)          (50,657)            2,385,730

Net assets available for plan benefits,
    Beginning of year                                                      302,926            50,657             8,815,837
                                                                           -------           -------             ---------
    End of year                                                          $ 275,448         $     -            $ 11,201,567**
                                                                           =======           =======            ==========

**   Total for investment funds                                                         $ 11,201,567

     Net increase in loan activity                                                            57,515
     Net decrease in other program accounts                                                      598
                                                                                          ----------
              Net increase in loan and other program accounts                                 58,113
     Net loan and other program accounts, beginning of year                                  289,795
                                                                                          ----------
o    Net assets available for plan benefits                                             $ 11,549,475
                                                                                          ==========

                         GE SAVINGS AND SECURITY PROGRAM

                          Notes to Financial Statements

Changes in Net Assets Available for Plan Benefits
December 31, 1994
(in thousands)

                                              GE              LT          Mutual           ST             MM
                                           Stock Fund         Fund          Fund           Fund           Fund
                                           ----------         ----          ----           ----           ----
Income on investments:
    Interest and dividends                $   117,277    $   158,945    $    67,104    $    46,680    $    21,734
    Net realized and unrealized
       appreciation (depreciation)
       in value of investments                (82,178)      (217,628)       (83,595)       (33,476)            (1)
                                          -----------    -----------    -----------    -----------    -----------
         Total investment income               35,099        (58,683)       (16,491)        13,204         21,733
                                          -----------    -----------    -----------    -----------    -----------
Contributions:
    Employee                                  194,037         56,306         61,898         64,396         13,226
    Employer                                   95,449         18,632         17,759         24,306          3,796
                                          -----------    -----------    -----------    -----------    -----------
           Total contributions                289,486         74,938         79,657         88,702         17,022
                                          -----------    -----------    -----------    -----------    -----------

Withdrawals including transfers              (262,747)      (137,366)       (58,820)       (91,824)      (122,094)
Net loan transactions                          19,225         (5,634)         3,759         (5,189)        13,816
Interfund transfers                           288,486       (213,909)       (39,159)       (59,820)        85,670
                                          -----------    -----------    -----------    -----------    -----------
         Total deductions and other
            changes in net assets              44,964       (356,909)       (94,220)      (156,833)       (22,608)
                                          -----------    -----------    -----------    -----------    -----------
Net increase (decrease) in net assets
    available for plan benefits               369,549       (340,654)       (31,054)       (54,927)        16,147

Net assets available for plan benefits,
    Beginning of year                       3,885,906      2,322,571        911,398        863,767        519,551
                                          -----------    -----------    -----------    -----------    -----------
    End of year                           $ 4,255,455    $ 1,981,917    $   880,344    $   808,840    $   535,698
                                          ===========    ===========    ===========    ===========    ===========

                         GE SAVINGS AND SECURITY PROGRAM
                          Notes to Financial Statements

Changes in Net Assets Available for Plan Benefits, Continued
December 31, 1994
(in thousands)
                                                                                                                     Total
                                                                                                HP                 Investment
                                                                           U.S. Bonds          Fund                   Fund
                                                                           ----------          ----                ----------
Income on investments:
    Interest and dividends                                                  $     281        $    2,871           $   414,892
    Net realized and unrealized appreciation (depreciation)
       in value of investments                                                 14,747               -                (402,131)
                                                                              -------          --------             ---------
       Total investment income                                                 15,028             2,871                12,761
                                                                              -------          --------             ---------
    Employee                                                                   29,358                 7               419,228
    Employer                                                                    9,374                 -               169,316
                                                                              -------          --------             ---------
       Total contributions                                                     38,732                 7               588,544
                                                                              -------          --------             ---------
Withdrawals including transfers                                               (52,228)           (3,653)             (728,732)
Net loan transactions                                                            (424)             (348)               25,205
Interfund transfers                                                            (6,438)          (54,830)                  -
                                                                              -------          --------             ---------
       Total deductions and other changes in net assets                       (59,090)          (58,831)             (703,527)
                                                                              -------          --------             ---------
Net increase (decrease) in net assets available for plan benefits              (5,330)          (55,953)             (102,222)

Net assets available for plan benefits,
    Beginning of year                                                         308,256           106,610             8,918,059
                                                                              -------          --------             ---------
    End of year                                                             $ 302,926        $   50,657           $ 8,815,837**
                                                                              =======          ========             =========

**   Total for investment funds                                                             $ 8,815,837

     Net decrease in loan activity                                                              (15,938)
     Net increase in other program accounts                                                       3,098
                                                                                              ---------
              Net  decrease in loan and other program accounts                                  (12,840)
     Net loan and other program accounts, beginning of year                                     302,635
                                                                                              ---------
              Net assets available for plan benefits                                        $ 9,105,632
                                                                                              =========

                                                                      Schedule I

                         GE SAVINGS AND SECURITY PROGRAM

Item 27a - Schedule of Assets Held for Investment Purposes
December 31, 1995


Description                                                    Cost            Market
- -----------                                                    ----            ------

Employer Securities
- -------------------
    Corporate Stocks - Common
       General Electric Company   (81,928,670 shares)     $  3,040,628,708  $ 5,898,864,240
                                                             -------------    -------------
Shares of Registered Investment Companies
- -----------------------------------------

    S&S Long Term Interest Fund (192,875,745 units)          2,201,976,289    2,235,429,885

    S&S Program Mutual Fund      (29,757,927 units)          1,107,299,581    1,225,729,002
                                                             -------------    -------------

              Total Registered Investment Companies       $  3,309,275,870  $ 3,461,158,887
                                                             -------------    -------------

                         GE SAVINGS AND SECURITY PROGRAM

Item 27a - Schedule of Assets Held for Investment Purposes
December 31, 1995

Description
- -----------

Debt Securities
- ---------------

Issuer                                            Rate           Maturity             Cost             Market
- ------                                           -------         --------             ----             ------
US government securities
- ------------------------

Federal Home Loan Pfd Conv                      8.0000%          03/01/02       $   40,011,302    $  40,194,559
Federal Home Loan Pfd Conv                      7.5000           11/01/08            4,544,234        4,493,030
Federal Home Loan Mortgage Pc Gtd               Variable         07/15/06              947,918        1,270,546
Federal Home Loan Mortgage Pc Gtd               *                07/15/19            1,947,520        1,884,193
Federal Home Loan Pfd Conv                      8.0000           08/01/03           36,105,467       36,379,742
Federal Home Loan Bank Cons Disc Note           *                02/02/96           19,900,978       19,900,978
Federal Home Loan Bank Cons Disc Note           *                02/20/96            9,924,583        9,924,583
Federal Home Loan Bank Cons Disc Note           *                03/05/96           48,129,763       48,129,763
Federal Home Loan Bank Cons Disc Note           *                04/15/96           27,954,357       27,954,357
Federal Home Loan Bank Cons Disc Note           *                05/14/96           21,375,678       21,375,678
Federal Home Loan Bank Cons Disc Note           *                05/15/96            9,799,750        9,799,750
Federal Home Loan Bank Cons Disc Note           *                05/21/96           17,045,870       17,045,870
Federal Home Loan Bank Cons Disc Note           *                01/02/96            3,799,393        3,799,393
Federal Home Loan Bank Cons Disc Note           *                03/19/96           18,874,047       18,874,047
Federal Home Loan Pfd Conv                      6.0000           12/01/08            2,992,637        3,066,560
Federal Home Loan Pc Gtd                        *                09/15/05              256,138          403,021
Federal National Mortgage Association Remic     *                11/25/06            8,243,803        7,936,730
Federal Home Loan Bank Cons Discount Note       *                01/04/96           16,122,500       16,122,500
Federal Home Loan Bank Cons Discount Note       *                01/25/96           24,907,000       24,907,000
Federal Home Loan Bank Cons Discount Note       *                02/20/96           15,173,201       15,173,202
Federal Home Loan Bank Cons Discount Note       *                02/28/96           11,298,065       11,298,065
Federal Home Loan Bank Cons Discount Note       *                06/12/96            9,761,386        9,761,386
FNMA Pool                                       Variable         12/01/27            3,857,540        3,891,511


* These are discounted instruments and therefore interest rate does not apply

                         GE SAVINGS AND SECURITY PROGRAM

Item 27a - Schedule of Assets Held for Investment Purposes
December 31, 1995
Description
- -----------

Debt Securities
- ---------------

Issuer                                            Rate       Maturity           Cost            Market
- ------                                           -------     --------           ----            ------
US government securities (continued)
- ------------------------

FNMA Pool                                       Variable      12/01/17    $    1,298,203      $ 1,304,313
FNMA Pool                                       Variable      07/01/22         3,361,230        3,356,064
FNMA Pool                                       8.0000%       09/01/01           912,792          916,695
FNMA Pool                                       8.0000        10/01/01         4,300,937        4,319,329
FNMA Pool                                       8.0000        12/01/01         5,497,219        5,520,726
FNMA Pool                                       8.0000        01/01/02            69,494           69,791
FNMA Pool                                       8.0000        05/01/02         7,170,341        7,201,002
FNMA Pool                                       8.0000        06/01/02         1,246,182        1,251,511
FNMA Pool                                       8.0000        07/01/02         3,909,446        3,926,163
FNMA Pool                                       8.0000        11/01/01         1,032,761        1,037,177
FNMA Pool                                       8.0000        10/01/01           997,509        1,001,775
FNMA Pool                                       8.0000        11/01/01           338,393          339,840
FNMA Pool                                       8.0000        11/01/01         1,513,447        1,519,919
FNMA Pool                                       8.0000        10/01/01           792,530          795,919
FNMA Pool                                       6.0000        05/01/01         1,165,709        1,202,861
FNMA Pool                                       8.0000        10/01/01           822,793          826,312
FNMA Pool                                       8.0000        10/01/01         1,036,656        1,041,088
FNMA Pool                                       8.0000        10/01/01         1,030,543        1,034,950
FNMA Pool                                       8.0000        10/01/01         1,030,180        1,034,585
FNMA Pool                                       8.0000        11/01/01           258,425          259,530
FNMA Pool                                       8.0000        11/01/01           927,181          931,145
FNMA Pool                                       8.0000        09/01/01           765,176          768,448
FNMA Pool                                       Variable      10/01/01         2,664,507        2,710,825
FNMA Pool                                       8.0000        06/01/02            74,530           74,849


* These are discounted instruments and therefore interest rate does not apply

                                      -26-

                         GE SAVINGS AND SECURITY PROGRAM

Item 27a - Schedule of Assets Held for Investment Purposes
December 31, 1995

Description
- -----------

Debt Securities
- ---------------

Issuer                                        Rate          Maturity              Cost            Market
- ------                                       -------        --------              ----            ------
US government securities (continued)
- ------------------------

FNMA Pool                                   8.0000%        01/01/02     $       707,236    $     710,260
FNMA Pool                                   8.0000         07/01/02              95,945           96,355
FNMA Pool                                   8.0000         07/01/02             754,596          757,823
FNMA Pool                                   8.0000         07/01/02             819,984          823,491
FNMA Pool                                   8.0000         05/01/02           1,077,234        1,081,840
FNMA Pool                                   8.0000         06/01/02           2,943,203        2,955,789
FNMA Pool                                   8.0000         07/01/02           1,042,174        1,046,630
FNMA Pool                                   8.0000         06/01/02             275,027          276,203
FNMA Pool                                   8.0000         07/01/02             770,088          773,381
FNMA Pool                                   8.0000         06/01/02             909,934          913,825
FNMA Pool                                   8.0000         07/01/02             917,222          921,145
FNMA Pool                                   8.0000         07/01/02             738,482          741,640
GNMA Pool                                   Variable       03/20/25          24,669,279       24,612,698
Mexico United States                        Variable       07/21/97           8,000,000        8,140,000
Society Student Loan Trust                  Variable       04/25/03          16,797,820       16,766,417
US Treasury Notes                           6.3750         01/15/99          50,435,599       50,626,519
US Treasury Notes                           7.0000         04/15/99          45,958,640       46,227,280
US Treasury Notes                           5.1250         02/28/98          81,635,253       81,858,960
US Treasury Notes                           7.3750         11/15/97          95,163,405       96,163,475
US Treasury Notes                           5.8750         07/31/97           9,295,565        9,398,050
US Treasury Notes                           5.5000         11/15/98           9,131,211        9,166,793

         Total US government securities                                    ------------     ------------
                                                                         $  747,327,211    $ 750,089,855
                                                                           ------------     ------------


* These are discounted instruments and therefore interest rate does not apply

                                      -27-

                         GE SAVINGS AND SECURITY PROGRAM

Item 27a - Schedule of Assets Held for Investment Purposes
December 31, 1995


Description
- -----------

Debt Securities
- ---------------

Issuer                                             Rate            Maturity             Cost          Market
- ------                                            -------          --------             ----          ------
Corporate Debt Instruments - Preferred
- --------------------------------------

AT&T Cap Corp MTN                                7.5900%        01/31/97        $    9,998,121  $  10,212,200
Advanta Cr Card Master Tr                        Variable       10/01/01             4,093,478      4,090,200
Advanta Cr Card Master Tr II                     Variable       09/01/00             7,274,130      7,276,255
Cit Rv Grantor Tr                                4.9000         07/15/09             5,553,711      5,633,331
Dean Witter Discover & Co                        Variable       09/29/97             3,996,233      4,000,000
Discover Card MT 1                               6.7000         02/16/00             9,049,977      9,267,714
Discover Card MT 1                               Variable       10/16/04             3,619,347      3,615,732
Discover Card MT 1                               Variable       04/16/02             4,001,469      4,002,480
Electronic Data Sys Corp                         6.8500         05/15/00             2,997,876      3,112,320
First Deposit                                    4.9000         06/15/00             7,499,820      7,490,625
First Dep Master Tr                              6.0500         08/15/02            10,476,597     10,637,760
First USA Cr Card MT                             Variable       02/15/00             8,000,000      8,020,000
First USA Cr Card MT                             Variable       12/15/99             2,000,000      2,002,500
First USA Cr Card MT                             Variable       08/15/03             2,617,138      2,613,806
First USA Cr Card MT                             Variable       10/15/03             1,306,851      1,305,681
First USA Cr Card MT                             Variable       04/15/03             1,150,000      1,149,276
Fleetwood Cr                                     6.0000         01/15/08             6,667,983      6,709,882
Fleetwood Cr 1995 Asset Backed                   6.5500         05/15/11             3,663,929      3,735,165
Ford Motor Cr MTN                                Variable       04/19/99            21,992,713     22,022,000
ITT Floorplan Receivables MT                     Variable       02/15/01             1,801,594      1,800,558
Lehman Brothers Hldgs Inc                        6.8750         06/08/98             2,000,000      2,036,860
MBNA Master Credit Card Tr                       Variable       01/15/02             9,996,635     10,000,000
MBNA Master Credit Card Tr                       Variable       03/15/00             5,800,000      5,807,250
Merrill Lynch & Co Inc                           5.0000         12/15/96             5,000,000      4,975,050
Merrill Lynch Cr Corp                            Variable       10/05/20             2,538,519      2,539,030

* These are discounted instruments and therefore interest rate does not apply


                                      -28-

                         GE SAVINGS AND SECURITY PROGRAM

Item 27a - Schedule of Assets Held for Investment Purposes
December 31, 1995
Description
- -----------

Debt Securities
- ---------------

Issuer                                                    Rate          Maturity              Cost              Market
- ------                                                   -------        --------              ----              ------
Corporate Debt Instruments - Preferred (cont'd)
- --------------------------------------

Morgan Stanley Group Inc                                7.3200%         01/15/97      $    3,760,788     $    3,811,763
Option One                                              Variable        11/20/26           5,672,069          5,667,847
Peoples Bk Cr Card MT                                   Variable        03/15/01           3,998,657          4,001,240
Premier Auto Tr                                         6.4500          05/02/98           4,902,697          4,934,303
Premier Auto Tr                                         7.1500          02/04/99          17,409,863         17,536,277
Premier Auto Tr                                         5.9500          12/06/98          13,994,618         14,074,340
Southern Calif Edison Co                                6.1250          07/15/97           4,937,769          5,040,400
Southern Pac Secd Assets Corp                           Variable        12/26/26           2,015,940          2,014,680
Standard Cr Card MT I                                   4.6500          03/07/99          12,241,711         12,291,500
Standard Cr Card MT I                                   Variable        05/05/00          12,000,000         12,003,720
Wachovia Credit Card Master Asset Backed                Variable        03/15/03             600,000            599,622
                                                                                        ------------       ------------
             Total Corporate Debt Instruments - Preferred                             $  224,630,233     $  226,031,367
                                                                                        ------------       ------------


* These are discounted instruments and therefore interest rate does not apply


                         GE SAVINGS AND SECURITY PROGRAM

Item 27a - Schedule of Assets Held for Investment Purposes
December 31, 1995
Description
- -----------

Debt Securities
- ---------------

Issuer                                                Rate             Maturity        Cost               Market
- ------                                               -------           --------        ----               ------
Corporate Debt Instruments - All Other
- --------------------------------------

AMR Corp Del                                        7.7500%         12/01/97      $    5,061,937     $   5,134,900
Advanta National Bk Wilmington Mtn Tranche          6.0200          11/13/97          11,873,276        11,941,650
Advanta Corp                                        5.1250          11/15/96           9,996,826         9,943,600
Arkla Inc                                           9.8750          04/15/97           3,115,990         3,142,500
Arkla Inc                                           8.8750          07/15/99           4,389,295         4,451,331
Arkla Inc Mtn                                       8.7400          05/14/98           4,931,394         4,978,807
Ashland Oil Co                                     10.1250          04/15/96           5,051,465         5,056,250
Capital One Bk Medium Term Notes                    6.4800          08/15/97          16,756,458        16,966,832
Caterpillar Financial Asset                         6.1000          06/25/00             914,427           917,524
Chase Manhattan Corp                                7.5000          12/01/97           8,165,544         8,271,440
Digital Equipment Corp                              7.0000          11/15/97           2,019,723         2,029,420
First USA Bank                                      6.1250          10/31/97          12,229,199        12,311,250
First USA Bank Wilmington Delaware                  Variable        11/13/96           2,550,000         2,549,235
General Motors Accep Corp Mtn                       8.3500          09/05/96          12,515,467        12,592,676
General Motors Accep Corp Mtn                       6.7500          07/10/97           9,229,063         9,358,240
General Motors Accep Corp Mtn                       6.7000          04/18/97           7,376,541         7,605,525
General Motors Accep Corp Mtn                       Variable        11/15/96          10,692,750        10,716,050
Great Atlantic & Pac Tea Inc                        9.1250          01/15/98          10,127,855        10,278,938
Great Northern Nekoosa Corp                         9.1250          02/01/98           4,539,633         4,571,201
Henderson Land Fin                                  6.0000          12/08/98           7,619,124         7,780,000
Instituto Nanc San                                  Variable        08/25/00           3,691,066         3,690,750
Magma Copper Co New                                12.0000          12/15/01           3,165,690         3,174,188
McDonnell Douglas Fin Corp                          Variable        05/28/96           1,000,088         1,001,240


* These are discounted instruments and therefore interest rate does not apply

                                      -30-

                         GE SAVINGS AND SECURITY PROGRAM

Item 27a - Schedule of Assets Held for Investment Purposes
December 31, 1995


Description
- -----------

Debt Securities
- ---------------

Issuer                                                  Rate          Maturity            Cost             Market
- ------                                                 -------        --------            ----             ------
Corporate Debt Instruments - All Other (cont.)
- --------------------------------------

Morgan Stanley Cap I Inc                              Variable        10/15/04      $    2,290,469   $     2,310,511
New American Cap Inc                                  Variable        04/12/00           1,500,000         1,501,875
New American Holdings Inc                            12.0000%         12/15/01          14,980,967        15,024,555
Pennzoil Co                                           6.2500          06/01/01           7,507,881         7,585,070
Petroleos Mexicanos                                   Variable        03/08/99           2,289,911         2,047,000
Public Svc Co NH                                      8.8750          05/15/96           8,094,999         8,087,440
Royal Caribbean                                      11.1375          05/15/02           1,986,506         2,002,938
Salomon Inc                                           6.7000          12/02/98           5,925,000         5,952,551
Tele Communications Inc                               7.1130          02/02/98           7,242,081         7,463,155
Tele Communications Inc                               9.8750          04/01/98           5,337,630         5,404,500
Time Warner                                           7.4500          02/01/98           6,031,247         6,167,100
Unisys Corp                                           9.7500          09/15/96           6,742,455         6,402,000
United Cos Fin Corp                                   7.0000          07/15/98           3,447,675         3,520,104
                                                                                      ------------      ------------
           Total Corporate Debt Instruments - All Other                             $  230,389,632    $  231,932,346
                                                                                      ------------      ------------

Total Corporate Bonds and Notes                                                      $ 455,019,865     $ 457,963,713
                                                                                      ------------      ------------

* These are discounted instruments and therefore interest rate does not apply


                         GE SAVINGS AND SECURITY PROGRAM

Item 27a - Schedule of Assets Held for Investment Purposes
December 31, 1995


Description
- -----------

US Savings Bonds (Series E and EE)
- ----------------------------------

Issuer                                         Units          Cost          Market
- ------                                         -----         ------        -------

1959 US Savings Bond E Series                    188    $    3,524    $   29,225
1960 US Savings Bond E Series                    144         2,700        21,973
1961 US Savings Bond E Series                    124         2,325        18,688
1962 US Savings Bond E Series                    173         3,244        25,627
1963 US Savings Bond E Series                    211         3,956        30,686
1964 US Savings Bond E Series                    257         4,819        36,700
1965 US Savings Bond E Series                    328         6,150        41,145
1966 US Savings Bond E Series                    432         8,100        51,773
1967 US Savings Bond E Series                    777        14,569        92,780
1968 US Savings Bond E Series                  1,283        24,056       153,646
1969 US Savings Bond E Series                  1,525        28,594       177,300
1970 US Savings Bond E Series                  1,859        34,856       208,631
1971 US Savings Bond E Series                  2,464        46,200       234,704
1972 US Savings Bond E Series                  3,077        57,694       283,889
1973 US Savings Bond E Series                  4,674        87,638       418,535
1974 US Savings Bond E Series                  7,660       143,625       651,902
1975 US Savings Bond E Series                 10,107       189,506       829,943
1976 US Savings Bond E Series                 13,781       258,394     1,092,182
1977 US Savings Bond E Series                 19,885       372,844     1,496,804
1978 US Savings Bond E Series                 32,983       618,431     2,132,505
1979 US Savings Bond E Series                 55,718     1,044,713     3,530,139
1980 US Savings Bond EE Series                21,377     1,068,850     3,524,566
1981 US Savings Bond EE Series                21,274     1,063,700     3,128,467
1982 US Savings Bond EE Series                24,537     1,226,850     3,330,636
1983 US Savings Bond EE Series                44,066     2,203,300     5,167,660


                         GE SAVINGS AND SECURITY PROGRAM

Item 27a - Schedule of Assets Held for Investment Purposes

December 31, 1995


US Savings Bonds (Series E and EE) (continued)
- ----------------------------------------------

Issuer                                       Units           Cost         Market
- ------                                       -----         ------        -------
1984 US Savings Bond EE Series              45,319   $  2,265,950   $  4,974,443
1985 US Savings Bond EE Series              60,298      3,014,900      6,357,328
1986 US Savings Bond EE Series             135,557      6,777,850     13,186,677
1987 US Savings Bond EE Series             146,271      7,313,550     12,152,568
1988 US Savings Bond EE Series             176,504      8,825,200     13,801,497
1989 US Savings Bond EE Series             255,371     12,768,550     18,495,404
1990 US Savings Bond EE Series             261,090     13,054,500     17,790,976
1991 US Savings Bond EE Series             277,664     13,883,200     17,577,944
1992 US Savings Bond EE Series             466,860     23,343,000     27,470,092
1993 US Savings Bond EE Series             809,897     40,494,850     44,745,500
1994 US Savings Bond EE Series             722,042     36,102,100     38,274,073
1995 US Savings Bond EE Series             499,006     24,950,300     25,446,563
                                      ------------   ------------   ------------

Total U.S. Savings Bonds                 4,124,783   $201,312,588   $266,983,171
                                                     ------------   ------------


                         GE SAVINGS AND SECURITY PROGRAM

Item 27a - Schedule of Assets Held for Investment Purposes
December 31, 1995
Description
- -----------


Issuer                                                          Rate     Maturity     Cost            Market
- ------                                                        -------    --------     ----            ------

Interest Bearing Cash
- ---------------------

Abbey National PLC                                             5.6300     2/23/96   $ 29,751,341   $ 29,751,341
Bank America                                                   5.8400     1/02/96      2,740,000      2,740,000
Bank of Montreal                                               5.8430     1/02/96      3,300,000      3,300,000
Bank of Montreal                                               6.2500     1/02/96      3,420,000      3,420,000
CS First Boston Inc                                            5.7800     1/03/96      3,298,940      3,298,940
Dresdner Bk Ag                                                 5.6600     2/16/96     29,783,033     29,783,033
First Union Corp                                               5.5500     3/28/96     29,942,931     29,942,931
Kredietbank                                                    5.7000     1/05/96     27,372,653     27,372,653
Merrill Lynch & Co Inc                                         5.7200     1/03/96     29,380,661     29,380,661
National Australia Fdg                                         5.7000     1/12/96     28,330,572     28,330,572
San Paolo                                                      6.4000     1/02/96      2,179,612      2,179,612
State Street Cayman Island time deposit                        5.8750     1/02/96      4,710,000      4,710,000
                                                                                    ------------   ------------
                  Total Interest Bearing Cash                                       $194,209,743   $194,209,743
                                                                                    ------------   ------------

                         GE SAVINGS AND SECURITY PROGRAM

Item 27a - Schedule of Assets Held for Investment Purposes
December 31, 1995


Description
- -----------


Issuer                                     Rate    Maturity       Cost            Market
- ------                                   -------   --------       ----            ------
Certificates of Deposit
- -----------------------

Algemene Bk Nederland Nv                  5.6500    3/27/96  $ 29,350,000     $ 29,350,000
Bank of Montreal                          5.8000    1/25/96    28,600,000       28,600,000
Bank of Nova Scotia                       5.7800    1/22/96    23,100,000       23,100,000
Bayerische Hypotheken Bank                5.8000    1/08/96    30,000,000       30,000,000
Deutsche Bk Ag                            5.7500    1/08/96    29,390,000       29,390,000
Royal Bank of Canada                      5.6900    1/02/96    30,940,000       30,940,000
Societe Generale                          5.6600    3/07/96    30,000,000       30,000,000
West Deutsche Landesbank                  5.6700    1/04/96    27,600,000       27,600,000
                                                             ------------     ------------
       Total Certificates of Deposit                         $228,980,000     $228,980,000
                                                             ------------     ------------

* These are discounted instruments and therefore interest rate does not apply


                         GE SAVINGS AND SECURITY PROGRAM

Item 27a Schedule of Assets Held for Investment Purposes

December 31, 1995

Issuer                                                     Rate          Maturity              Cost              Market
- ------                                                   --------        --------              ----         -----------
Non-Interest bearing cash                                                             $        97,995  $         97,995
                                                                                        -------------     -------------

                                           Total short term money market instruments  $   423,287,738  $    423,287,738
                                                                                        -------------     -------------

Loans Secured by Mortgages
- --------------------------

Advanta Mortgage Loan Trust                              6.3000%         07/25/25    $     5,561,398   $      5,471,983
Advanta Mortgage Loan Trust                              Variable        04/25/26          8,075,648          8,109,422
Advanta Mortgage Loan Trust                              Variable        10/25/26          2,545,096          2,545,812
EquiCredit Corporation Home Equity Loan                  5.8000          03/15/09          9,774,069          9,556,463
Federal Deposit Insurance Corporation
  Remic Trust                                            Variable        01/25/25         20,451,677         20,426,110
Home Equity Loan                                         4.6500          12/20/08          4,866,684          4,794,046
Salomon Brothers Mortgage Securities II
  Incorporated                                           8.1250          11/01/12          1,601,904          1,571,679
Structured Asset Securities Corporation                  6.8750          08/25/26          5,859,069          5,899,618
Transportation Lease Funding Corporation
  IV Equipment Lease Trust                               6.0000          09/15/01          4,830,713          4,863,119
The Money Store Home Equity Loan Trust                   5.6750          02/15/09         11,345,825         10,977,085
                                                                                       -------------     --------------
          Total Loans Secured by Mortgages                                            $    74,912,08   $     74,215,337
                                                                                       -------------     --------------


                                                                Total investments    $ 8,251,764,063   $ 11,332,562,941
                                                                                       =============     ==============

                        GE SAVINGS AND SECURITY PROGRAM

Item 27a Schedule of Assets Held for Investment Purposes

December 31, 1995




Loans to Participants           Rate       Term                            Cost                   Market
- ---------------------        --------      --------                        ----                   ------
Various                     6.97-12.5%     12-54 months, or           $   345,925,486      $    345,925,486
                                           5-15 years for               =============          ============
                                           principal residence
                                           loans

